EXHIBIT 99.1

Addex Enters Option Agreement with Sinntaxis for an Exclusive License to Intellectual Property Covering the Use of mGlu5 Inhibitors in Brain Injury Recovery

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 30, 2025 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today that it has entered into an option- and collaboration agreement with Sinntaxis AB (www.sinntaxis.com) for an exclusive license to intellectual property covering the use of metabotropic glutamate receptor subtype 5 (mGlu5) inhibitors for the treatment of brain injury recovery. The agreement also includes a research collaboration under which the Sinntaxis team will complete evaluation of Addex’s dipraglurant, an orally active mGlu5 negative allosteric modulator (NAM), for the treatment of brain injury recovery.

“Dipraglurant is a key clinical asset for Addex and this agreement with Sinntaxis is key to our strategy to reposition dipraglurant in this significant unmet medical need. Under the collaboration, we will complete the preclinical validation of dipraglurant in models of brain injury recovery building on the data already published in Brain last year,” said Tim Dyer, CEO of Addex. “Our previous clinical studies in other indications have shown dipraglurant to be safe, well tolerated and highly selective towards the mGlu5 receptor, so we believe it could be a promising clinical candidate to treat functional recovery in patients including those with stroke or traumatic brain injury.”

Under the terms of the agreement, Addex will pay Sinntaxis an undisclosed option fee to obtain an exclusive license to access intellectual property rights that Sinntaxis holds covering the use of mGlu5 NAMs to improve recovery of function in patients suffering from brain damage or injury as the result of a stroke or other brain trauma. The agreement also includes a collaboration under which Sinntaxis will execute a research plan to complete the preclinical evaluation and contribute expertise in designing clinical plans.

“With dipraglurant, Addex has a promising candidate ready for clinical evaluation to help patients with brain injury recover better. We have been evaluating the role that the mGlu5 receptor plays in modulating brain plasticity and function for some time and are looking forward to adding our expertise to the development acumen of Addex so that we can move quickly towards clinical evaluation,” said Tadeusz Wieloch, CEO of Sinntaxis.

About mGluR5 NAMs and Brain Injury
Functional recovery following stroke relies on the formation of new or reactivation of existing neural connections. Accumulating evidence suggests that the mGlu5 receptor modulates brain plasticity and function. A paper published in BRAIN*, titled “Inhibiting metabotropic glutamate receptor 5 after stroke restores brain function and connectivity”, showed that daily treatment with mGlu5 NAMs for 12 days, starting 2 or 10 days after stroke, restored lost somatosensory functions without diminishing infarct size. Within hours of treatment, somatosensory recovery expressed in normalized use of affected limbs, was apparent and progressed for the subsequent 12 days. Furthermore, brain-wide disruptions in resting-state functional connectivity after stroke were reversed by mGlu5 inhibition in distinct sensorimotor cortices contralateral to the lesion and bilaterally in visual cortices.

* Brain, Volume 147, Issue 1, January 2024, Pages 186–200

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders. Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.